EXHIBIT 12.1

AAMES INVESTMENT CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(dollars in thousands)

	Six Months Ended		Fiscal Years Ended June 30,
	June 30, 2005	December 31, 2004	2004	2003	2002	2001
Fixed charges:
Interest expense	$47,019	4,628	$26,227	$35,119	$41,895	$57,180
Capitalized interest	6,030	2,191	—	—	—	—
Amortized debt issuance costs	1,591	39	—	—	—	—
Estimate of interest within rent expense (A)	727	776	1,691	1,589	1,421	1,500
Amortized debt discount	508	14	—	—	—	—

Total fixed charges	55,875	7,648	27,918	36,708	43,316	58,680
Preferred stock dividend requirement	—	3,962	13,054	13,469	23,134	14,905

Fixed charges and preferred stock dividend requirement	$55,875	$11,610	$40,972	$50,177	$66,450	$73,585

Earnings:
Income (loss) before income taxes	$25,392	$8,765	$73,040	$27,327	$7,633	$(28,635)
Add: Fixed charges	55,875	7,648	27,918	36,708	43,316	58,680
Add: Amortization of capitalized interest	583	13	—	—	—	—
Less: Capitalized interest	(6,030)	(2,191)	—	—	—	—

Earnings available to cover fixed charges	$75,820	$14,235	$100,958	$64,035	$50,949	$30,045

Ratio of earnings to fixed charges	1.36	1.86	3.62	1.74	1.18	0.51

Ratio of earnings to fixed charges and preferred stock dividends	1.36	1.23	2.46	1.28	0.77	0.41

(A)	Calculated based upon NPV estimates of actual office rents.